Exhibit 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

November 15, 2007

3.	News Release

News releases with respect to the material change referred to in this report were issued on November 15, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

Peak Gold Ltd. (“Peak Gold”) announced it has filed an independent technical report for its Mineração Pedra Branca do Amapari gold mine in Brazil and updated Mineral Reserve and Resource estimates as of September 30, 2007.

5.	Full Description of Material Change

Peak Gold announced that it has filed an independent technical report for its Mineração Pedra Branca do Amapari gold mine (the “Amapari Mine”) in Brazil which was prepared by Mine and Quarry Engineering Services, Inc. (“MQes”), AMEC International (Chile) S.A. (“AMEC”) and NCL Brasil Ltda. (“NCL”). This technical report is available on SEDAR at www.sedar.com.

The Proven and Probable Mineral Reserve Estimate as of September 30, 2007 is 3.806 million tonnes at 2.47 grams gold per tonne or 302,100 contained ounces of gold.

On October 19, 2007, Peak Gold reported that Measured and Indicated Mineral Resources estimated as of September 30, 2007 were 1.047 million contained ounces of gold compared to 1.156 million contained ounces of gold estimated as of December 31, 2006. In addition, the Inferred Mineral Resources have increased to 1.351 million contained ounces of gold estimated as of September 30, 2007 compared to 0.152 million contained ounces of gold estimated as of December 31, 2006. The increase of approximately 1.2 million contained ounces of gold in the Inferred Mineral Resource category is largely attributable to the Urucum and Tapereba AB deposits.

The Measured, Indicated and Inferred Mineral Resources are shown in the following table.

Measured, Indicated and Inferred Mineral Resources

(inclusive of Mineral Reserves)

as of September 30, 2007 (1)(2)(3)(4)(5)(6)

Category	Tonnes	Grade Au g/t	Contained Gold Ounces
Measured Mineral Resource	3,574,927	1.66	190,826
Indicated Mineral Resource	10,662,485	2.50	856,409
Total	14,237,412	2.29	1,047,235
Inferred	13,039,482	3.22	1,351,000

(1)

The Mineral Resources are classified as Measured, Indicated and Inferred based on the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code has been accepted for current disclosure rules in Canada under National Instrument 43-101 (“NI 43-101”).

(2)	Based on a gold price of US$600 per ounce.
(3)	Based on a cut-off grade of 0.5 grams per tonne for the open pit and 2.1 grams per tonne for the underground mineralization.
(4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(5)

The Mineral Resources as set out the table above have been estimated by Emmanuel Henry, Member of the AusIMM (CP) from AMEC, who is a Qualified Person under NI 43-101 and a competent person under the JORC Code.

(6)	Represents the Mineral Resource (including Inferred material) including that portion of the resource that, together with dilution, comprises the Mineral Reserves.

The Proven and Probable Mineral Reserves are shown in the following table.

Proven and Probable Mineral Reserves

as of September 30, 2007 (1)(2)(3)(4)

Category	Tonnes	Grade Au g/t	Contained Gold Ounces
Proven Mineral Reserves	811,000	2.52	65,600
Probable Mineral Reserves	2,994,000	2.46	236,500
Total	3,806,000	2.47	302,100

(1)	The Mineral Reserves are classified as Proven and Probable based on the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.
(2)	Based on a gold price of US$575 per ounce.
(3)	Based on a cut-off grade of 1.1 grams per tonne.
(4)	The Mineral Reserves as set out in the table above have been estimated by Carlos Guzmán of NCL, who is a Qualified Person under NI 43-101 and a competent person under the JORC Code.

A mine plan was developed for the Amapari Mine to leach approximately 2.3 million tonnes of oxide ore per year from October 2007 onwards. The open pit mine operates with excavators with capacities of 4.3 and 15.0 cubic metres and trucks with capacities of 35 and 100 tonnes. The mixed fleet of equipment gives enough flexibility for the ore to be mined with the smaller equipment and high productivity for waste to be mined with the bigger equipment.

The year-to-date operating costs as of August 31, 2007 are $26.40 per tonne. The Amapari Mine has current plans to reduce operating costs by approximately $6.2 million per year. The exchange rate which was used in preparation for the estimate was 1.90 Brazilian Real to the US Dollar.

The reported metallurgical recoveries show a continued improvement between December 2005 and January 2007. Since then, however, the recoveries have decreased due to issues including ratios of saprolite and colluvium ore types and periods of high rainfall. The current budgeted metallurgical recovery for the project is 69.6% gold. The year-to-date gold recovery up to August 2007 is reported as 68.8%.

The updated resource block model utilized additional geological and drilling data collected during 2006 and early 2007. The effective date of the database is April 30, 2007. This included 17,568 metres of diamond drilling and enhanced geological information made available by 20 months of mining operations, which included data from 113,600 grade control samples.

The method of estimation used was ordinary kriging. Reserve depletion from production at the Amapari Mine from January 1, 2007 to September 30, 2007 was 1.915 million tonnes at 2.00 grams of gold per tonne for a total of 123,997 ounces of gold.

The geological model was prepared under the supervision of Trevor Jones, MAIG at the Amapari Mine. The Mineral Resource Estimate was prepared under the supervision of Emmanuel Henry, Member of the AusIMM (CP) from AMEC, who is a Qualified Person under NI 43-101. Mr. Henry has reviewed and approved the above resource statement. The Mineral Reserve Estimate was prepared by Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM from NCL, who is a qualified person under NI 43-101. Mr. Guzmán has reviewed and approved the above reserve statement.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Peak Gold’s Filing Statement dated April 2, 2007, available at www.sedar.com. Although Peak Gold has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

9.	Date of Report

November 22, 2007.